

Via U.S. Mail and Facsimile

Mail Stop 4631

February 16, 2010

Meetesh V. Patel
Chief Executive Officer and President
New Energy Technologies, Inc.
3905 National Drive, Suite 110
Burtonsville, Maryland 20866

> **Re: New Energy Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 9, 2009**
> **File No. 333-162417**

Dear Mr. Patel:

　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please respond to the comments we issued by separate letter dated January 28, 2010 on your Form 10-K prior to requesting acceleration of effectiveness of the registration statement.

2. We note your response to prior comment 4; however, we believe it is premature

to register for resale shares underlying options which may never vest, or which are subject to significant time and/or performance conditions having been met. Based on your disclosure, we believe you are registering 50,000 shares subject to unvested options for resale by Messrs. Bhogal, Livesey and Sierchio. Please remove these shares from the registration statement. We do not object to registering the resale of shares underlying vested options held by any selling shareholder.

Security Ownership of Certain Beneficial Owners and Management, page 62

3. We note your response to prior comment 24. Please tell us supplementally what five shareholders own 59% of your outstanding common stock, as you disclose in the risk factors. Based on the information in the beneficial ownership table, your principal stockholder and management only own 25,489,600 shares, or 43.5% of your outstanding 58,600,600 shares outstanding.

Selling Stockholders, page 71

4. As requested in prior comment 26, please describe the transaction in which Mr. Patel acquired his shares. Footnote 10 only states that the number of shares attributed to him "includes" options to purchase up to 250,000 shares. Please clarify whether these shares underlie options that have already vested.

Exhibits

5. Please file Exhibit 21.1 with your next amendment.

Legal Opinions

6. Exhibit 5.1 appears to relate to the 10,190,000 shares being registered for resale by the selling shareholders. As such, please revise the first sentence of the opinion to refer to the resale of shares by the selling shareholders, rather than by the company. Please also revise the penultimate paragraph of the opinion to link counsel's opinion to the issuance, delivery and payment for the Option Shares as such terms are described in the registration statement.

7. Exhibit 5.2 appears to relate to the 10 million shares being offered by the company. Please revise the first paragraph of the opinion to refer to the sale, as opposed to the resale, of these shares.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any questions.

                                    Sincerely,

                                    Pamela Long
                                    Assistant Director

cc: Joseph Sierchio, Esq. (*Via facsimile 212/246-3039*)
       Sierchio & Company, LLP
       430 Park Avenue, 7th Floor
       New York, New York 10022